EXHIBIT 10.16

EXECUTION COPY

MANAGEMENT AGREEMENT

THIS MANAGEMENT AGREEMENT (this "Agreement") is made as of October 5, 2000, by and among Roma Restaurant Holdings Inc., a Delaware corporation (the "Company"), and Frank H. Steed ("Executive"). Certain definitions are set forth in **Section 13** of this Agreement.

The Company and Executive desire to enter into an agreement (i) setting forth the terms pursuant to which the Company shall grant to Executive an option to acquire certain shares of Common; (ii) setting forth the terms and conditions of Executive's employment with the Company; and (iii) setting forth the obligation of Executive to refrain from competing with the Company and/or its Subsidiaries under certain circumstances as provided herein.

The parties hereto agree as follows:

STOCK AND OPTION PROVISIONS

1.   Stock Option.

(a)   Grant of Option. Pursuant to the Plan, the Company hereby grants to Executive a nonqualified stock option (the "Option") to purchase 23.53 shares (the "Option Shares") of Common, at a price per share of $12,500.00 (the "Exercise Price"). If the Company at any time subdivides (by any stock split, stock dividend, recapitalization or otherwise) the Common into a greater number of shares, the Exercise Price in effect immediately prior to such subdivision shall be proportionately reduced and the number of Option Shares shall be proportionately increased. If the Company at any time combines (by reverse stock split or otherwise) the Common into a smaller number of shares, the Exercise Price in effect immediately prior to such combination shall be proportionately increased and the number of Option Shares shall be proportionately decreased. The Option is not intended to be an "incentive stock option" within the meaning of Section 422 of the Internal Revenue Code.

(b)   Executive Bound by Plan. Attached hereto as Annex A is a copy of the Plan which is incorporated herein by reference and made a part hereof. Executive hereby acknowledges receipt of a copy of the Plan and agrees to be bound by all the terms and provisions thereof. The Plan should be carefully examined before any decision is made to exercise the Option.

(c)   Exercisability. Subject to **Section 1(f)**, the Option shall be exercisable, in whole or in part, to the extent it has become vested, by written notice to the Company at any time, and from time to time, during the period of time after the Start Date and prior to the tenth anniversary of the Start Date or such earlier date upon which the Option expires as specified herein or in the Plan. The Option is subject to cancellation as provided in the Plan.

(d)   Vesting of Option. The Option shall vest and become exercisable with respect to the Option Shares as follows:

(i)   Time Option Shares. The Option shall vest with respect to up to 11.765 Option Shares (the "Time Option Shares") as follows. The Option shall vest on each vesting date set forth in the table below, with respect to the number of Time Option Shares corresponding to such vesting date as set forth in the table below, provided Executive remains continuously employed by the Company from the Start Date through such vesting date.

Vesting Date	Number of Time Option Shares Which Vest
The first anniversary of the Start Date	2.353
The last day of each month for the first 48 months after the first anniversary of the Start Date	0.19608333

provided, that if Executive remains continuously employed by the Company from the Start Date through the consummation of a Sale of the Company, upon such consummation the Option will immediately vest with respect to all of the unvested Time Option Shares.

(ii)   Time/Performance Option Shares. The Option shall vest with respect to up to 11.765 Option Shares (the "Performance Option Shares") as follows. The Option shall vest on the date, if any, on which Sentinel and Sentinel II, collectively, have actually received an aggregate of at least $60,000,000 in cash and/or other consideration (any such other consideration to be valued at its fair market value) in return for (or with respect to) all or any portion of their equity (common or preferred) interests in the Company, provided that (a) if Executive does not remain continuously employed by the Company from the Start Date through such date the Option shall vest only with respect to a number of Performance Option Shares equal to the number of Time Option Shares which vested pursuant to clause (i) above prior to the termination of Executive=s employment with the Company, or (b) if Executive remains continuously employed by the Company from the Start Date through such date the Option will vest with respect to all of the Performance Option Shares.

(e)   Early Expiration Upon Termination of Employment.

(i) To the extent the Option has vested with respect to any Time Option Shares prior to or on the date Executive's employment with the Company terminates (the "Termination Date") for any reason other than termination by the Company for Cause, the Option may be exercised with respect to such vested Time Option Shares by Executive within 45 days of the Termination Date (90 days in the case of the Executive=s death).   If Executive elects to exercise the Option with respect to such vested Time Option Shares within 45 days of the Termination Date (or 90 days as the case may be), such portion shall be immediately subject to the Repurchase Option pursuant to the terms and conditions set forth in **Section 2**. Any Time Option Shares not vested as of the Termination Date shall expire. If Executive does not elect to exercise any vested Time Option Shares within 45 days of the Termination Date (or 90 days as the case may be), such Time Option Shares shall expire and the Option shall no longer be exercisable with respect thereto.

(ii) To the extent the Option has vested with respect to any Performance Option Shares prior to or on the Termination Date (and the termination of employment was for any reason other than termination by the Company for Cause), the Option may be exercised with respect to such vested Performance Option Shares within 45 days of the Termination Date (90 days in the case of the Executive=s death). If Executive does not elect to exercise any vested Performance Option Shares within 45 days of the Termination Date (90 days in the case of the Executive=s death), such Performance Option Shares shall expire and the Option shall no longer be exercisable with respect thereto. Any Performance Option Shares not vested as of the Termination Date, other than those Performance Option Shares, if any, which may potentially vest pursuant to **Section 1(d)(ii)**, shall expire; provided that if the Option does not vest with respect to such Performance Option Shares, if any, on or before the date on which Sentinel and Sentinel II no longer have any equity interest in the Company, such portion of the Option shall expire on such date. If any portion of the Option vests pursuant to **Section 1(d)(ii)** following the Termination Date, Executive may exercise the Option with respect to such vested Performance Option Shares only in conjunction with and on the date of the consummation of the transaction which triggers such vesting; provided that the Company shall provide Executive with written notice 15 days prior to such date. If Executive does not elect to exercise the Option with respect to any Performance Option Shares which vest in conjunction with and on the date of a Sale of the Company, such Performance Option Shares shall expire and the Option shall no longer be exercisable with respect thereto. If Executive elects to exercise any portion of the Option with respect to the Performance Option Shares following the Termination Date, such portion shall be immediately subject to the Repurchase Option pursuant to the terms and conditions set forth in **Section 2**.

(iii) Notwithstanding anything contained herein to the contrary, if Executive's employment is terminated by the Company for Cause, the entire Option (to the extent not yet exercised but whether vested or unvested) shall be forfeited and shall expire.

(f)   Procedure for Exercise. Executive may exercise all or a portion (to the extent it has vested) of the Option by delivering written notice of exercise to the Company, together with (i) written acknowledgment that Executive has read and has been afforded an opportunity to ask questions of management of the Company regarding all financial and other information provided to Executive regarding the Company and (ii) payment in full by delivery of a cashier's or certified check in the amount equal to the sum of (A) the Exercise Price multiplied by the number of shares of Common to be acquired and (B) the amount, if any, of any additional federal and state income taxes required to be withheld by reason of the exercise of the Option. As a condition to the exercise of any part of the Option, Executive will permit the Company to, and at the request of Executive the Company shall, deliver to him all financial and other information regarding the Company and its Subsidiaries which it believes necessary to enable Executive to make an informed investment decision.

(g)   Securities Laws Restrictions. Executive represents that when Executive exercises the Option he will be purchasing Option Shares for Executive's own account and not on behalf of others.

Executive understands and acknowledges that federal and state securities laws govern and restrict Executive's right to offer, sell or otherwise dispose of any Option Shares unless Executive's offer, sale or other disposition thereof is registered under the Securities Act and state securities laws or, in the opinion of the Company' counsel, such offer, sale or other disposition is exempt from registration thereunder. Executive agrees that he will not offer, sell or otherwise dispose of any Option Shares in any manner which would: (i) require the Company to file any registration statement (or similar filing under state law) with the Securities and Exchange Commission or to amend or supplement any such filing or (ii) violate or cause the Company to violate the Securities Act, the rules and regulations promulgated thereunder or any other state or federal law. Executive further understands that the certificates for any Option Shares Executive purchases will bear the legend set forth in **Section 4** hereof or such other legends as the Company deems necessary or desirable in connection with the Securities Act or other rules, regulations or laws.

(h)   Non-Transferability of the Option. The Option is personal to Executive and is not transferable by Executive. Only Executive or Permitted Transferees or their respective estates or heirs are entitled to exercise the Option.

(i)   Effect of Transfers in Violation of Agreement. The Company will not be required (i) to transfer on its books any Option Shares which have been sold or transferred in violation of any of the provisions set forth in this Agreement, or (ii) to treat as owner of such shares, to accord the right to vote as such owner or to pay dividends to any transferee to whom such shares have been transferred in violation of this Agreement.

(j)   Delivery of Shares. The date on which Executive has delivered to the Company the items required under **Section 1(f)** is referred to herein as Executive's "Exercise Date". Certificates for Option Shares purchased upon exercise of the Option shall be delivered by the Company to Executive within five business days after Executive's Exercise Date.

(k)   Date of Issuance. The Option Shares issuable upon the exercise of the Option shall be deemed to have been issued to Executive on Executive's Exercise Date, and Executive shall be deemed for all purposes to have become the record holder of such Option Shares on Executive's Exercise Date.

(l)   Fully Paid. The issuance of certificates for Option Shares upon exercise of the Option shall be made without charge to Executive for any issuance tax in respect thereof or other cost incurred by the Company in connection with such exercise. Each Option Share issuable upon exercise of the Option shall, upon payment of the exercise price therefor, be fully paid and nonassessable and free from all liens and charges with respect to the issuance thereof.

(m)   Book Transfer. The Company shall not close its books against the transfer of any Option Shares issued or issuable upon the exercise of the Option in any manner which interferes with the timely exercise of the Option.

(n)   Filings. The Company shall assist and cooperate with Executive to make any required governmental filings or obtain any governmental approvals prior to or in connection with any exercise of the Option.

(o)   Reservation. The Company shall at all times reserve and keep available out of its authorized but unissued shares of Common solely for the purpose of issuance upon the exercise of the Option, such number of shares of Common as are issuable upon the exercise of the Option. All Option Shares which are so issuable shall, when issued, be duly and validly issued, fully paid and nonassessable and free from all taxes, liens and charges. The Company shall take all such actions as may be necessary to assure that all such Option Shares may be so issued without violation of any applicable law or governmental regulation or any requirements of any domestic securities exchange or market upon which shares of Common may be listed (except for official notice of issuance which shall be immediately delivered by the Company upon each such issuance).

2.   Repurchase Option.

(a)   Repurchase Option. In the event that Executive is no longer employed by the Company for any reason, the Executive Securities, whether held by Executive, or one or more Permitted Transferees, will be subject to repurchase by the Company and the Investors pursuant to the terms and conditions set forth in this **Section 2** (the "Repurchase Option").

(b)   Termination for Reasons Other than for Cause. If Executive's employment with the Company is terminated for any reason other than for Cause, then within one year after the Termination Date, the Company may elect to purchase all or some of the Executive Securities, at a price per share equal to the Fair Market Value thereof (x) as determined on the Termination Date, if the Repurchase Notice (as defined in **Section 2(d)** below) has been delivered within three months after the Termination Date, or (y) as determined as of a date determined by the Board within 30 days prior to the delivery of the Repurchase Notice, if the Repurchase Notice is delivered after the third month following the Termination Date; provided that if Executive terminates his employment and violates **Sections 9, 10 or 11**, the repurchase price for each share of Executive Securities shall be equal to the lesser of its Fair Market Value (as of the date determined above) or the Original Value thereof.

(c)   Termination for Cause. If Executive is no longer employed by the Company as a result of Executive's termination for Cause, then within one year after the Termination Date, the Company may elect to purchase all or any portion of the Executive Securities at a price per share equal to the lower of (A) the Fair Market Value thereof (x) as determined on the Termination Date, if the Repurchase Notice (as defined in **Section 2(d)** below) has been delivered within three months after the Termination Date, or (y) as determined as of a date determined by the Board within 30 days prior to the delivery of the Repurchase Notice, if the Repurchase Notice is delivered after the third month following the Termination Date, and (B) the Original Value thereof.

(d)   Repurchase Procedures. The Company may elect to exercise the right to purchase all or any portion of the Executive Securities by delivering written notice (the "Repurchase Notice") to the holder or holders of such Executive Securities. The Repurchase Notice will set forth the number of shares of Executive Securities to be acquired from such holder(s), the aggregate consideration to be paid for such shares and the time and place for the closing of the transaction. If any shares of Executive Securities are held by Permitted Transferees of Executive, the Company shall purchase the shares elected to be purchased from such holder(s) of shares of Executive Securities pro rata according to the number of shares of Executive Securities held by such holder(s) at the time of delivery of such Repurchase Notice (determined as nearly as practicable to the nearest share).

(e)   <u>Investors' Rights</u>.

(i)   If for any reason the Company does not elect to purchase all of the Executive Securities, prior to the 90th day following the Termination Date, Sentinel and then in certain circumstances, each Investor will be entitled to exercise the Repurchase Option, in the manner set forth in **Section 2(d)**, with respect to the Executive Securities that the Company has not elected to purchase (the "<u>Available Shares</u>"). As soon as practicable, but in any event within thirty (30) days after the Company determines that there will be Available Shares, the Company will deliver written notice (the "<u>Option Notice</u>") to all Investors setting forth the number of Available Shares and the price for each Available Share.

(ii)   Sentinel will be permitted to purchase all or some of the number (the "<u>Sentinel Portion</u>") of Available Shares equal to the product of (A) Sentinel's Pro Rata Share and (B) the number of Available Shares, by delivering written notice to the Company and the other Investors within 30 days after receipt of the Option Notice from the Company. The quotient determined by dividing (x) the number of shares of Available Shares elected to be purchased by Sentinel and (y) the Sentinel Portion, shall be referred to as the "<u>Sentinel Percentage</u>." If Sentinel elects to purchase any of the Available Shares, each of the other Investors shall be permitted to purchase all or some of the number of Available Shares equal to the product of (m) the Sentinel Percentage, (n) such Investor's Pro Rata Share and (o) the number of Available Shares, by delivering written notice to the Company within 30 days after receipt of the Option Notice from the Company.

(f)   <u>Closing</u>. The closing of the transactions contemplated by this **Section 2** will take place on the date designated by the Company in the Repurchase Notice, which date will not be more than 90 days after the delivery of such notice. The Company and/or the Investors, as the case may be, will pay for the Executive Securities to be purchased pursuant to the Repurchase Option by delivery of a cashier's check payable to the holder of Executive Securities. The Company and/or the Investors, as the case may be, will receive customary representations and warranties from Executive regarding the sale of the Executive Securities, including but not limited to the representation that Executive has good and marketable title to the Executive Securities to be transferred free and clear of all liens, claims and other encumbrances.

(g)   <u>Restrictions on Repurchase</u>. Notwithstanding anything to the contrary contained in this Agreement, all repurchases of Executive Securities by the Company shall be subject to applicable restrictions contained in the Delaware General Corporation Law and in the Company's and its Subsidiaries' debt and equity financing agreements. If any such restrictions prohibit the repurchase of Executive Securities hereunder which the Company is otherwise entitled or required to make, the Company may make such repurchases as soon as it is permitted to do so under such restrictions but in no event more than one year after such restrictions prevent such repurchase.

(h)   Termination of Repurchase Right. The right of the Company and the Investors to repurchase Executive Securities pursuant to this **Section 2** shall terminate upon the first to occur of an Sale of the Company or a Qualified Public Offering.

3.   Stockholders Agreement. The parties hereto acknowledge that the shares of Executive Securities are subject to the terms and conditions of the Stockholders Agreement and such shares shall be deemed to be ACompany Shares@and Executive shall be deemed to be a AStockholder@for all purposes of the Stockholders Agreement including, without limitation, Section 6 of the Stockholders Agreement. Furthermore, the Option Shares (to the extent they have vested or may still potentially vest hereunder) will be deemed to be AStockholder Shares@ for purposes of all calculations under Section 6 of the Stockholders Agreement, notwithstanding the proviso to the definition of AStockholder Shares@contained in the Stockholders Agreement and notwithstanding that the Option may not yet have been exercised with respect to such Option Shares.

4.   Restrictions on Transfer.

(a)   The certificates representing the Executive Securities shall bear the following legend:

"THE SECURITIES REPRESENTED BY THIS CERTIFICATE WERE ORIGINALLY ISSUED ON   , ____, HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE "ACT"), AND MAY NOT BE SOLD OR TRANSFERRED IN THE ABSENCE OF AN EFFECTIVE REGISTRATION STATEMENT UNDER THE ACT OR AN EXEMPTION FROM REGISTRATION THEREUNDER. THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO ADDITIONAL RESTRICTIONS ON TRANSFER, CERTAIN REPURCHASE OPTIONS AND CERTAIN OTHER AGREEMENTS SET FORTH IN A MANAGEMENT AGREEMENT AMONG ROMA RESTAURANT HOLDINGS, INC. (THE "COMPANY") AND EXECUTIVE DATED AS OF _____, 2000, AS AMENDED AND MODIFIED FROM TIME TO TIME. A COPY OF SUCH AGREEMENT MAY BE OBTAINED BY THE HOLDER HEREOF AT THE COMPANY'S PRINCIPAL PLACE OF BUSINESS WITHOUT CHARGE."

(b)   No holder of Executive Securities may sell, transfer or dispose of any Executive Securities (except pursuant to an effective registration statement under the Securities Act) without first delivering to the Company an opinion of counsel (reasonably acceptable in form and substance to the Company) that neither registration nor qualification under the Securities Act and applicable state securities laws is required in connection with such transfer.

EMPLOYMENT PROVISIONS

5.   Employment. The Company shall employ Executive, and Executive hereby accepts employment with the Company, upon the terms and conditions set forth in this Agreement for the period beginning on the Start Date and ending as provided in **Section 8** hereof (the "Employment Period").

6.   Position and Duties.

        (a)   During the Employment Period, Executive shall serve as the Chief Executive Officer of the Company and shall have the normal duties, responsibilities and authority of the Chief Executive Officer, subject to the power of the Board to expand or limit such duties, responsibilities and authority and to override actions of the Chief Executive Officer. Executive shall also serve as a director on the Board during the Employment Period. Executive agrees to resign from the Board upon the termination of the Employment Period.

        (b)   Executive shall report to the Board, and Executive shall devote his best efforts and substantially all of his business time and attention (except for permitted vacation periods and reasonable periods of illness or other incapacity) to the business and affairs of the Company and its Subsidiaries. Executive shall perform his duties and responsibilities to the best of his abilities in a diligent, trustworthy, businesslike and efficient manner.

7.   Base Salary; Benefits and Bonuses.

        (a)   During the Employment Period, Executive's base salary shall be $300,000 per annum or such higher rate as the Board may designate in its sole discretion based on an annual review (the "Base Salary"), which salary shall be payable in regular installments in accordance with the Company's general payroll practices and shall be subject to customary withholding. In addition, during the Employment Period, Executive shall be entitled to participate in all of the Company's employee benefit programs for which senior executive employees of the Company and its Subsidiaries are generally eligible; provided that Executive shall be entitled to a car allowance of $10,160 per year and three weeks paid vacation.

        (b)   The Company shall reimburse Executive for all reasonable expenses incurred by him in the course of performing his duties under this Agreement which are consistent with the Company's policies in effect from time to time with respect to travel, entertainment and other business expenses, subject to the Company's requirements with respect to reporting and documentation of such expenses.

        (c)   In addition to the Base Salary, the Board shall award a bonus to Executive following the end of each fiscal year equal to up to 50% of Executive's Base Salary based upon performance, determined at the discretion of the Board. In any given fiscal year if the Company were to just meet the performance goals contained in the Company=s management plan, the bonus awarded under this **Section 7(c)** will be no less than 25% of Executive=s Base Salary.

        (d)   The Company shall pay Executive a bonus of $100,000 (in addition to any other bonus Executive may be entitled to hereunder) on the one year anniversary of the Start Date;

provided that if Executive-s employment with the Company terminates prior to such one year anniversary the amount of such bonus shall be prorated based on the number of days in such one year period elapsed after the Start Date until the date of such termination.

8.   Term; Termination.

(a)   The Employment Period shall end on the fifth annual anniversary of the Start Date; provided that (i) the Employment Period shall terminate prior to such date upon Executive's death or Disability; (ii) the Employment Period may be terminated by the Company at any time prior to such date for Cause or without Cause; and (iii) the Employment Period may be terminated by Executive at any time for any reason (a "Voluntary Termination").

(b)   Upon (1) a Voluntary Termination of the employment relationship by Executive other than within 10 days of a Good Reason Event, or (2) termination of Executive's employment relationship by the Company for Cause, all future compensation or bonuses to which Executive would otherwise be entitled and all future benefits for which Executive would otherwise be eligible shall cease and terminate as of the date of such termination; provided, however, that any salary, bonus, incentive payment, deferred compensation or other compensation or benefit which has been earned by or accrued for the benefit of Executive prior to the date of termination shall not be forfeited and shall be paid to Executive promptly.

(c)   Upon a termination of Executive's employment other than (i) a termination by the Company for Cause, (ii) a Voluntary Termination of the employment relationship by Executive other than within 10 days of a Good Reason Event, or (iii) on the fifth anniversary of the Start Date, Executive shall be entitled (so long as he executes a form of the release attached hereto as Exhibit A), in consideration of Executive's continuing obligations hereunder after such termination (including, without limitation, Executive's non-competition obligations), to receive his Base Salary, payable bi-weekly, and fringe benefits, as if Executive's employment (which shall cease on the date of such termination) had continued for the twelve (12) months following termination; provided, that Executive shall be required to use his reasonable best efforts to obtain, as expeditiously as possible, employment with a salary comparable to the Base Salary. In such event, Executive's right to receive the amounts and benefits set forth in this **Section 8(c)** shall terminate. Notwithstanding the foregoing, if Executive obtains employment in accordance with this **Section 8(c)** and the salary to be paid to Executive is less than the Base Salary, the Company shall pay to Executive an amount equal to such deficiency, payable bi-weekly, for the remainder of the severance period.

MISCELLANEOUS PROVISIONS

9.   Confidential Information. Executive acknowledges that the information, observations and data obtained by him while employed by the Company and its Subsidiaries (including those obtained while employed by the Company prior to the date of this Agreement) concerning the business or affairs of the Company or any of its Subsidiaries ("Confidential Information") are the property of the Company or such Subsidiary. Therefore, Executive agrees that he shall not disclose to any unauthorized person or use for his own purposes any Confidential Information without the prior written consent of the Board, unless and to the extent that (i) such information was otherwise

available to Executive from a source other than the Company or (ii) the aforementioned matters become generally known to and available for use by the public other than as a result of Executive's acts or omissions. Executive shall deliver to the Company at the termination of the Employment Period, or at any other time the Company may request, all memoranda, notes, plans, records, reports, computer tapes, printouts and software and other documents and data (and copies thereof) relating to the Confidential Information, Work Product (as defined below) or the business of the Company or any Subsidiary which he may then possess or have under his control.

10. Inventions and Patents. Executive acknowledges that all inventions, innovations, improvements, developments, methods, designs, analyses, drawings, reports and all similar or related information (whether or not patentable) which relate to the Company's or any of its Subsidiaries' actual or anticipated business, research and development or existing or future products or services and which are conceived, developed or made by Executive while employed by the Company and its Subsidiaries ("Work Product") belong to the Company or such Subsidiary. Executive shall promptly disclose such Work Product to the Board and perform all actions reasonably requested by the Board (whether during or after the Employment Period) to establish and confirm such ownership (including, without limitation, assignments, consents, powers of attorney and other instruments).

11. Non-Compete, Non-Solicitation.

(a) In further consideration of the compensation to be paid to Executive hereunder, Executive acknowledges that in the course of his employment with the Company prior to the date of this Agreement he has become familiar, and during his continued employment with the Company he shall become familiar, with the Company's trade secrets and with other Confidential Information concerning the Company and its Subsidiaries and that his services have been and shall be of special, unique and extraordinary value to the Company and its Subsidiaries. Therefore, Executive agrees that, during the period commencing on the Start Date and ending on the eighteenth month anniversary of the termination of the Employment Period (the "Noncompete Period"), he shall not directly or indirectly own any interest in, manage, control, participate in, consult with, or render services for, any Person that is in the casual dining restaurant business in the United States for which ribs account for at least 20% of such Person=s sales. Nothing herein shall prohibit Executive from being a passive owner of not more than 5% of the outstanding stock of any class of a corporation which is publicly traded, so long as Executive has no active participation in the business of such corporation.

(b) During the Noncompete Period, Executive shall not directly, or indirectly through another entity, (i) induce or attempt to induce any executive employee, district manager, store manager or assistant store manager of the Company or any Subsidiary (collectively, the "Restricted Employees") to leave the employ of the Company or such Subsidiary, or in any way interfere with the relationship between the Company or any Subsidiary and any Restricted Employee, (ii) hire any person who was a Restricted Employee at any time during the 6 months prior to the termination of the Employment Period, or (iii) induce or attempt to induce any supplier, licensee, licensor, franchisee or other material business relation of the Company or any Subsidiary to cease doing business with the Company or such Subsidiary, or in any way interfere with the relationship between any such supplier, licensee, licensor or material business relation and the Company or any Subsidiary (including, without limitation, making any negative statements or communications about the Company or its Subsidiaries).

12.   Enforcement. If, at the time of enforcement of **Sections 9, 10 or 11** of this Agreement, a court holds that the restrictions stated herein are unreasonable under circumstances then existing, the parties hereto agree that the maximum period, scope or geographical area reasonable under such circumstances shall be substituted for the stated period, scope or area. Because Executive's services are unique and because Executive has access to Confidential Information and Work Product, the parties hereto agree that money damages would not be an adequate remedy for any breach of this Agreement. Therefore, in the event a breach or threatened breach of this Agreement, the Company or its successors or assigns may, in addition to other rights and remedies existing in their favor, apply to any court of competent jurisdiction for specific performance and/or injunctive or other relief in order to enforce, or prevent any violations of, the provisions hereof (without posting a bond or other security). In addition, in the event of an alleged breach or violation by Executive of **Section 11**, the Noncompete Period shall be tolled until such breach or violation has been duly cured. Executive agrees that the restrictions contained in **Section 11** are reasonable.

13.   Definitions. All references to a fiscal year refer to the Company=s fiscal year.

"Affiliate" means, with respect to any Person, any other Person controlling, controlled by, or under common control with such Person. For purposes of this Agreement, the term "control" (including, with correlative meanings, the terms "controlled by" and "under common control with" as used with respect to any Person) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person whether through ownership of voting securities, by contract or otherwise.

"Board" means the board of directors of the Company.

"Cause" means (i) a material breach of this Agreement by Executive that is not cured or remedied and continues for five (5) business days after the Board has given written notice to Executive specifying the manner in which Executive has materially breached this Agreement, (ii) gross negligence (which is not cured within 5 days after written notice from the Board) or willful misconduct by Executive in the performance of his duties as an executive of the Company, (iii) Executive's commission of a felony involving dishonesty, disloyalty or fraud with respect to the Company or moral turpitude, or (iv) Executive=s continued failure to obey lawful written directions of the Board which written directions are not materially inconsistent with Executive=s duties and responsibilities hereunder.

"Change of Ownership" is any event pursuant to which Sentinel and Sentinel II together with their Affiliates collectively cease to own at least 50% of the aggregate number of shares of Common which Sentinel and Sentinel II owns as of the date hereof (subject to adjustments for stock splits, combinations, dividends and other similar transactions).

"Common" means the Company's Common Stock, par value $.01 per share.

"Disability" means Executive's inability, due to illness, accident, injury, physical or mental incapacity or other disability, to carry out effectively his duties and obligations to the Company or to participate effectively and actively in the management of the Company for a period of at least 60 consecutive days as determined by an independent physician.

"Executive Securities" means (i) the Option Shares which are issued and outstanding from time to time, (ii) any other shares of Common otherwise issued to, acquired by or held by Executive, and (iii) shares of the Company's capital stock issued with respect to the securities specified in clauses (i) or (ii) above by way of a stock split, stock dividend or other recapitalization; provided that Executive Securities shall continue to be Executive Securities in the hands of any holder other than Executive (except for the Company and the Investors and except for transferees in a Public Sale), and except as otherwise provided herein, each such other holder of Executive Securities shall succeed to all rights and obligations attributable to Executive as a holder of Executive Securities hereunder.

"Fair Market Value" of each share of Executive Securities, as the case may be, means the market value as determined in good faith mutually by the Board and Executive; provided that if the parties cannot agree within 30 days, the Fair Market Value will be decided by a mutually acceptable independent investment bank, whose determination will be final and binding.

"Good Reason Event" means:

(a)   Notwithstanding the exercise of the power granted to the Company and the Board by **Section 6(a)** hereof, the assignment to Executive of any duties inconsistent in any material respect with Executive's position (including status, offices, titles and reporting requirements), authority, duties or responsibilities initially assigned to Executive and as contemplated by **Section 6** of this Agreement, or any other action that results in a diminution in such position, authority, duties or responsibilities, excluding for this purpose an isolated, insubstantial and inadvertent action not taken in bad faith that is remedied within 10 days after receipt of written notice thereof from Executive to the Company; or

(b)   Any failure by the Company to comply with any of the provisions of this Agreement, other than an isolated, insubstantial and inadvertent failure not occurring in bad faith that is remedied within 10 days after receipt of written notice thereof from Executive to the Company.

"Investor Shares" means (i) any Common acquired by the Investors, and (ii) any equity securities of the Company issued or issuable directly or indirectly with respect to the securities referred to in clause (i) above by way of stock dividend or stock split or in connection with a combination of shares, recapitalization, merger, consolidation or other reorganization; provided that Investor Shares shall not include (a) shares of Common issued pursuant to the conversion or exercise of any options, warrants or other convertible securities or (b) any equity securities of the Company issued or issuable with respect to the securities referred to in clause (a) above in connection with a combination or split of shares, recapitalization, merger, consolidation or other reorganization.

"Investors" means the parties listed on Schedule 1 attached hereto, provided that if a party who is an employee of the Company as of the date hereof or becomes an employee of the Company at any time after the date hereof ceases to be an employee of the Company hereafter or thereafter, such party shall be deemed to have been removed from the Schedule and shall no longer be deemed an Investor for purposes of this Agreement.

"Original Value" means with respect to each share of Executive Securities, the purchase price paid for such share (as proportionally adjusted for all stock splits, stock dividends and other recapitalizations subsequent to the date hereof).

"Permitted Transferee" has the meaning set forth in the Stockholders Agreement.

"Person" means any natural person, corporation, partnership, limited liability company, trust, unincorporated organization or other entity.

"Plan" means the Company's 1998 Stock Option Plan.

"Pro Rata Share" means, with respect to each Investor, the quotient determined by dividing (i) the total number of Investor Shares held by such Investor, by (ii) the total number of Investor Shares held by all Investors.

"Public Sale" means any sale pursuant to a registered public offering under the Securities Act or any sale to the public pursuant to Rule 144 promulgated under the Securities Act effected through a broker, dealer or market maker.

"Qualified Public Offering" has the meaning set forth in the Stockholders Agreement.

"Sale of the Company" means the first to occur of any transaction (i) following which there has been a Change of Ownership, or (ii) involving the sale of substantially all of the Company's operating assets determined on a consolidated basis.

"Securities Act" means the Securities Act of 1933, as amended from time to time.

"Sentinel" means Sentinel Capital Partners, L.P., a Delaware limited partnership.

"Sentinel II" means Sentinel Capital Partners II, L.P., a Delaware limited partnership.

"Start Date" means the date as mutually agreed to by the Company and Executive, which shall not be more than 15 days from the date hereof, on which Executive commences his employment with the Company.

"Stockholders Agreement" means that certain Stockholders Agreement dated as of July 1, 1998, by and among the Company and the Company's stockholders.

"Subsidiary" means any corporation, partnership, association or other business entity of which (i) if a corporation, a majority of the total voting power of shares of stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by the Company or (ii) if a partnership, association or other business entity, a majority of the partnership or other similar ownership interests thereof is at the time owned or controlled, directly or indirectly, by the Company. For purposes hereof, the Company shall be deemed to have a majority ownership interest in a partnership, association or other business entity if the Company, directly or indirectly, is allocated a majority of partnership, association, or other business entity gains or losses, or is or controls the managing director or general partner (or Person having like authority) of such partnership, association or other business entity.

"Termination Date" has the meaning set forth in **Section 1(e)**.

14.   Notices. Any notice provided for in this Agreement must be in writing and must be either personally delivered, mailed by first class mail (postage prepaid and return receipt requested) or sent by reputable overnight courier service (charges prepaid) to the Investors at the addresses indicated in the Company's records and to the other recipients at the address indicated below:

If to Executive:	Frank H. Steed 41 Masland Circle Dallas, TX 75230
with a copy to (which shall not constitute notice to Executive):	Akin, Gump, Strauss, Hauer & Feld, LLP 300 Covent Street, #1500 San Antonio, TX 78205

If to the Company:	c/o Sentinel Capital Partners, L.P.
	777 Third Avenue, 32nd Floor
	New York, New York 10022
	Attention: David S. Lobel
	                    John F. McCormack
	                    Eric D. Bommer

with a copy to (which shall not constitute notice to the Company):	Kirkland & Ellis Citicorp Center 153 East 53rd Street New York, New York 10022 Attention: Frederick Tanne, Esquire - and- David Short

Romacorp, Inc.
9304 Forest Lane, Suite 200
Dallas, TX 75243

or such other address or to the attention of such other person as the recipient party shall have specified by prior written notice to the sending party. Any notice under this Agreement shall be deemed to have been given when so delivered or sent or, if mailed, five days after deposit in the U.S. mail.

15   General Provisions.

(a)   Transfers in Violation of Agreement. Any transfer or attempted transfer of any Executive Securities in violation of any provision of this Agreement shall be void, and the Company shall not record such transfer on its books or treat any purported transferee of such Executive Securities as the owner of such stock for any purpose.

(b)   Severability. Whenever possible, each provision of this Agreement shall be interpreted in such manner as to be effective and valid under applicable law, but if any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability shall not affect any other provision or any other jurisdiction, but this Agreement shall be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision had never been contained herein.

(c)   Complete Agreement. This Agreement, those documents expressly referred to herein and other documents of even date herewith embody the complete agreement and understanding among the parties and supersede and preempt any prior understandings, agreements or representations by or among the parties, written or oral, which may have related to the subject matter hereof in any way.

(d)   Counterparts. This Agreement may be executed in separate counterparts, each of which is deemed to be an original and all of which taken together constitute one and the same agreement.

(e)   Successors and Assigns. Except as otherwise provided herein, this Agreement shall bind and inure to the benefit of and be enforceable by Executive, the Company, the Investors and their respective successors and assigns (including subsequent holders of Executive Securities); provided that the rights and obligations of Executive under this Agreement shall not be assignable except in connection with a permitted transfer of Executive Securities hereunder.

(f)   Choice of Law. The corporate law of the State of Delaware shall govern all questions concerning the relative rights of the Company, Executive and the Investors. All issues and questions concerning the construction, validity, enforcement and interpretation of this Agreement and the exhibits and schedules hereto shall be governed by, and construed in accordance with, the laws of the State of Texas, without giving effect to any choice of law or conflict of law rules or provisions

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(whether of the State of Texas or any other jurisdiction) that would cause the application of the laws of any jurisdiction other than the State of Texas.

(g)   <u>Remedies</u>. Each of the parties to this Agreement (including the Investors) shall be entitled to enforce its rights under this Agreement specifically, to recover damages and costs (including reasonable attorney's fees) caused by any breach of any provision of this Agreement and to exercise all other rights existing in its favor. The parties hereto agree and acknowledge that money damages would not be an adequate remedy for any breach of the provisions of this Agreement and that any party may in its sole discretion apply to any court of law or equity of competent jurisdiction (without posting any bond or deposit) for specific performance and/or other injunctive relief in order to enforce or prevent any violations of the provisions of this Agreement.

(h)   <u>Amendment and Waiver</u>. The provisions of this Agreement may be amended and waived only with the prior written consent of the Company and Executive. The provisions of **Section 2** may be amended and waived only with the prior written consent of the Investors.

(i)   <u>Third-Party Beneficiaries</u>. The parties hereto acknowledge and agree that the Investors are third party beneficiaries of this Agreement. This Agreement will inure to the benefit of and be enforceable by the Investors and their successors and assigns.

*   *   *   *   *

IN WITNESS WHEREOF, the parties hereto have executed this Agreement on the date first written above.

ROMA RESTAURANT HOLDINGS
INC.

By: /s/Richard A. Peadody
Its: President

/w/Frank H. Steed
Frank H. Steed

Schedule 1

Sentinel Capital Partners, L.P.
Sentinel Capital Partners II, L.P.
Omega Partners, L.P.
The Provident Bank
Travelers Casualty and Surety Company
The Travelers Insurance Company
The Travelers Life and Annuity Company
The Phoenix Insurance Company
NPC Restaurant Holdings, Inc.